SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A
                              (Amendment No. 2)


                  Under the Securities Exchange Act of 1934

                       Golden Eagle International, Inc.
                  --------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                  --------------------------------------------
                        (Title of Class of Securities)

                                 380961 10 2
                  --------------------------------------------
                                (CUSIP Number)

                             Mr. Kevin K. Pfeffer
                           c/o Masood Sohaili, Esq.
                            O'Melveny & Myers LLP
                      400 South Hope Street, 15th Floor
                            Los Angeles, CA 90071
                                (213) 430-6000
             ---------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 13, 2003
           -------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

            If the filing person has previously filed a statement on
      Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 OF 4 Pages

CUSIP NO. 380961 10 2            Schedule 13D/A           Page 2 of 4 Pages

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Kevin K. Pfeffer
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)[   ]
                                                         (b)[   ]
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3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                                      Item 2(d)[__]
                                                      Item 2(e)[__]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Resident of Florida

------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          124,771,141

     NUMBER OF      ----------------------------------------------------------
      SHARES
   BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY
       EACH               0
     REPORTING
      PERSON        ----------------------------------------------------------
       WITH
                    9     SOLE DISPOSITIVE POWER

                          124,771,141
                    ----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      124,771,141
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                          [    ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

CUSIP NO. 380961 10 2            Schedule 13D/A          Page 3 of 4 Pages


            This Amendment No. 2 to Schedule 13D amends and restates the indicated items of the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Pfeffer with the Securities and Exchange Commission on November 1, 2002, as amended (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

            Mr. Pfeffer is filing this statement on Schedule 13D to reflect that on October 13, 2003 he (i) converted $3,062,830.09 aggregate principal amount of convertible debentures of the Issuer, plus $77,853.22 of accrued interest thereon, into 104,689,444 shares of Common Stock at a conversion price of $0.03 per share, (ii) converted $241,942.09 of accrued interest on the convertible debentures into 1,461,003 of Common Stock at a conversion price of $0.1656 per share, and (iii) converted a cash advance of $25,000 he made to the Issuer into 277,778 shares of Common Stock at a conversion price of $0.09 per share. In addition, Mr. Pfeffer purchased 2,333,333 shares of Common Stock on April 28, 2003 at $0.09 per share, for an aggregate purchase price of $210,000.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The source of the funds used to make the purchases described herein were the personal funds of Mr. Pfeffer, and the aggregate amount of funds used to make the purchases described herein was $4,717,830.09.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Mr. Pfeffer has sole voting and dispositive power over 124,771,141 shares of Common Stock, representing 29.9% of the outstanding Common Stock. Except for the transactions reported in this statement on
Schedule 13D, Mr. Pfeffer has not engaged in any other transactions in the Common Stock within the past 60 days. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

CUSIP NO. 380961 10 2            Schedule 13D/A         Page 4 of 4 Pages

                                  SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2003

                                    KEVIN K. PFEFFER


                                    /s/ Kevin K. Pfeffer
                                    ------------------------------------------